SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

Daisytek International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

234053106
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  438,350

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  438,350

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  438,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  438,350

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  438,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  438,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  438,350

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  438,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  438,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.5%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of Daisytek International Corporation (the "Issuer"). The Issuer's principal executive office is located at 500 North Central Expressway, Plano, Texas 75074.

ITEM 2.  Identity and Background.

         (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Elliott International Capital
Advisors,  Inc.,  a Delaware  corporation  ("International  Advisors").  Paul E.
Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. International Advisors is the investment manager for Westgate. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation or employment is that of serving as general partner of Elliott and Capital Advisors and president of International Advisors.

         CAPITAL ADVISORS

         The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Capital Advisors is the furnishing of investment advisory services.

         The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME                   ADDRESS                       OCCUPATION
Paul E. Singer         712 Fifth Avenue 36th Floor   General partner of Elliott
                       New York, New York 10019      and Capital Advisors and
                                                     President of International
                                                     Advisors

Braxton Associates, Inc. 712 Fifth Avenue 36th Floor   The principal business of
                         New York, New York 10019      Braxton Associates, Inc.
                                                       is serving as general
                                                       partner of
                                                       Capital Advisors

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME                   ADDRESS                      OCCUPATION
Paul E. Singer        712 Fifth Avenue              General partner of Elliott
                      36th Floor                    and Capital Advisors and
                      New York, New York  10019     President of International
                                                    Advisors
         WESTGATE

     The business address of Westgate is Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands.

         The principal business of Westgate is to purchase, sell, trade and invest in securities.

         The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

 NAME                        ADDRESS                      OCCUPATION
 Hambledon, Inc.       c/o Midland Bank Trust        General partner of Westgate
                       Corporation (Cayman) Limited
                       P.O. Box 1109
                       Mary Street
                       Grand Cayman
                       Cayman Islands

         HAMBLEDON, INC.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME                       ADDRESS                      OCCUPATION
Paul E. Singer         712 Fifth Avenue              General partner of Elliott
                       36th Floor                    and Capital Advisors and
                       New York, New York  10019     President of International
                                                     Advisors

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.

         The business address of International Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The  principal  business  of  International   Advisors  is  to  act  as
investment manager for Westgate.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of International Advisors are as follows:

    NAME                     ADDRESS                      OCCUPATION
Paul E. Singer          712 Fifth Avenue              General partner of Elliott
                        36th Floor                    and Capital Advisors and
                        New York, New York  10019     President of International
                                                      Advisors

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $5,940,229

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $5,961,571

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. International Advisors has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.


On June 5, 2000, Elliott had a telephone conversation with the Issuer's Chief Financial Officer expressing Elliott's desire to have the Issuer hire a financial advisor to fully explore all strategic alternatives before proceeding with the spin-off of PFSWeb, Inc. Although the CFO indicated that the Chairman of the Board would call Elliott to discuss the matter, Elliott has not been contacted and the Issuer has since announced that it would proceed with the spin-off.

         On June 9, 2000, Elliott sent a letter to the Issuer's Board of Directors objecting to the Issuer's decision to spin-off PFSweb, Inc. without first determining whether and at what price United is prepared to buy Daisytek. Elliott also recommended that the Board commence a professionally managed auction of the Issuer and postpone the spin-off until the results of the auction can be determined. Please see the copy of the letter attached hereto as Exhibit B.

         Except as set forth herein, none of Elliott, Westgate or International Advisors has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a)  Elliott   beneficially   owns  438,350  shares  of  Common  Stock,
constituting 2.5% of all of the outstanding shares of Common Stock.

         Westgate and International Advisors beneficially own an aggregate of 438,350 shares of Common Stock, constituting 2.5% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with International Advisors to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and International Advisors is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                             Approx. Price per
                    Amount of Shs.           Share (excl. of
Date      Security  Bought (Sold)            commissions)

05/10/00  Common     20,000                     $11.2875
05/11/00  Common      3,750                     $12.0625
05/12/00  Common     14,000                     $12.4696
05/15/00  Common     15,000                     $12.4417
05/16/00  Common     35,000                     $12.5080
05/18/00  Common     16,000                     $12.2584
05/19/00  Common      2,500                     $10.9062
05/22/00  Common      3,000                     $11.1000
05/23/00  Common      2,000                     $11.2500
05/24/00  Common      4,000                     $10.7500
05/26/00  Common      6,450                     $ 9.5281
05/30/00  Common     50,000                     $ 9.5612
05/31/00  Common     83,900                     $ 9.9292
06/01/00  Common     10,000                     $10.7385
06/02/00  Common     30,500                     $11.8885
06/05/00  Common     31,500                     $11.7910


         Elliott effected the above transactions on NASDAQ.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                             Approx. Price per
                    Amount of Shs.           Share (excl. of
Date     Security   Bought (Sold)            commissions)

05/10/00  Common     20,000                     $11.2875
05/11/00  Common      3,750                     $12.0625
05/12/00  Common     14,000                     $12.4696
05/15/00  Common     15,000                     $12.4417
05/16/00  Common     35,000                     $12.5080
05/18/00  Common     16,000                     $12.2584
05/19/00  Common      2,500                     $10.9062
05/22/00  Common      3,000                     $11.1000
05/23/00  Common      2,000                     $11.2500
05/24/00  Common      4,000                     $10.7500
05/26/00  Common      6,450                     $ 9.5281
05/30/00  Common     50,000                     $ 9.5612
05/31/00  Common     83,900                     $ 9.9292
06/01/00  Common     10,000                     $10.7385
06/02/00  Common     30,500                     $11.8885
06/05/00  Common     31,500                     $11.7910

         Westgate effected the above transactions on NASDAQ.

         No other transactions were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and International Advisors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and International Advisors.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

                  Exhibit A - Joint Filing Agreement
                  Exhibit B - Letter from Elliott to the Issuer
                               dated June 9, 2000

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 9, 2000

                  ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                                    By: Braxton Associates, Inc.,
                                            as General Partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                  WESTGATE INTERNATIONAL, L.P.
                        By: Elliott International Capital
                       Advisors, Inc., as attorney-in-fact


                            By: /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President


                  ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Daisytek International Corporation dated June 9, 2000 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  June 9, 2000

                  ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                                    By: Braxton Associates, Inc.,
                                            as General Partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                  WESTGATE INTERNATIONAL, L.P.
                        By: Elliott International Capital
                       Advisors, Inc., as attorney-in-fact


                            By: /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President


                  ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President

                                    EXHIBIT B

                            ELLIOTT ASSOCIATES, L.P.
                                712 FIFTH AVENUE
                            NEW YORK, NEW YORK 10019
                                            --
                               TEL. (212) 506-2999
                               FAX: (212) 974-2092


                                                              June 9, 2000


Board of Directors
Daisytek International Corporation
500 North Central Expressway
Plano, Texas  75074

Dear Sirs:

                  Elliott Associates, L.P. and its affiliate Westgate International, L.P. own in the aggregate more than 5% of the outstanding shares of Daisytek International Corp. We call upon you to conduct a professionally managed auction of Daisytek and to defer the spinoff of Daisytek's interest in PFSweb, Inc. ("PFSW") pending the outcome of that auction. In particular, we believe that this step is mandated by both the change in market and business circumstances since the intention to spin off PFSW was first announced and the conflicts of interest held by most if not all of you.

                  The history is instructive. Last fall, before the IPO of PFSW, United Stationers Inc. ("United") offered to purchase Daisytek for $20 per share in cash roughly a 43% premium over where Daisytek stock had been trading when the bid was submitted. You rejected this offer, evidently without even attempting to negotiate a higher price. Instead, you proceeded to sell off 19.9% of PFSW and now propose to spin off the balance. Daisytek's stock has dropped from about $15-$16 when the bid and your rejection of it were disclosed to about $11 today. PFSW's stock price has dropped from the IPO price of $17 to the present $6.88.

                  Your decisions of last fall have proven disastrous for Daisytek shareholders. Even if those decisions were defensible at the time (which we do not concede), the dramatic change in Daisytek's and PFSW's stock prices would cry out for an objective reassessment of the spin-off strategy you adopted several months ago, under very different circumstances. While perhaps the Daisytek shareholders will realize, on paper, a one- or two-dollar appreciation as a result of the spin-off of PFSW, the resulting value would still be far from the $20 per share offered last fall by United. Simply put, there is no defensible rationale today to reject a $20 per share cash bid by United and instead spin off PFSW.

                  By like token, there is no defensible rationale today for you to proceed with the spinoff without ascertaining whether and at what price United is prepared to buy Daisytek. We believe that United remains interested in buying Daisytek, and it is plausible that United would reinstate its $20 per share bid if invited to do so. There is no need to take our word for it, since United is fully capable of speaking to the issue for itself. United is (and perhaps other potential bidders are) disinclined to take a position that is hostile to Daisytek, especially in light of your prior, misguided dismissal of United's overture. So the responsibility rests with you to invite United to state its position. Since United has no interest in Daisytek after a spinoff of PFSW, this step must be taken now and the spinoff must be delayed to afford time for receipt and consideration of their response.

                  When you make that inquiry of United, you should similarly ascertain whether any other potential purchasers have an interest in purchasing Daisytek. The process should be managed by a reputable, independent investment banker and should be handled by Daisytek's, and not PFSW's, management under the supervision of the lone independent director of Daisytek.

                  This brings us to some important complication in your affairs. Consider the following:

o        All but one of Daisytek's directors are also directors of PFSW.

o Two of Daisytek's seven directors are executive officers of PFSW but not of Daisytek.

o One of Daisytek's directors is employed by Chase H&Q ("H&Q"), which was the lead underwriter of PFSW and is presently the financial advisor to both companies in connection with the spin-off.

o In recent months, Daisytek's President and CEO, its Senior VP-Business Development, its CFO, and its CIO have all resigned and now hold similar positions at PFSW. (The former President and CEO remains Chairman of the Board of Daisytek.)

o The above four Daisytek executives who jumped ship to PFSW have received a total of 335,000 PFSW options. In addition, their outstanding Daisytek options will convert into PFSW options upon completion of the spin-off.

o Since PFSW went public last December, Daisytek's former CEO (still director) sold 22% of his Daisytek shares; its former CIO sold two-thirds of his Daisytek shares; and its new CEO and board member sold all of his Daisytek shares. Another Daisytek director has sold 486,000 Daisytek shares and has filed a Form 144 to sell another 200,000; these sales would have the effect of reducing his position by one-third.

o Last fall, H&Q evaluated and recommended against acceptance of United's bid, which was conditioned upon the PFSW IPO being halted. By the time United's bid was submitted, H&Q was already engaged to underwrite PFSW's IPO, and H&Q performed that role and earned the associated fees after United's bid was rejected. Currently, H&Q serves as financial advisor to both Daisytek and PFSW in connection with the proposed spin-off, and one of H&Q's employees is a director of both companies.

                  These circumstances call into serious question - as both a legal and a commercial matter - the ability of the Daisytek decision-makers and their advisors to make an objective assessment of the request we make in this letter. While we believe that the sale of Daisytek, including its controlling interest in PFSW, at $20 per share would be indisputably and dramatically better than the contemplated spin-off, the opposite may well be the case from the standpoint of PFSW's public shareholders. This observation alone demonstrates the fundamental conflict of interest faced by the all-but-one of Daisytek's directors who are also on PFSW's Board. This problem is substantially exacerbated by the facts that (i) Daisytek's financial advisor also advises PFSW, and its representative sits on both boards; (ii) the entire executive team of Daisytek (including one of Daisytek's present directors) has departed that company in favor of PFSW, and their vacancies at PFSW have been filled; and
(iii) Daisytek officers and directors as a group have substantially reduced their equity positions in Daisytek since PFSW went public, have received in some cases substantial options in PFSW, and stand to receive additional options when the spinoff occurs. Through our lenses, the officers and directors have already committed themselves mentally and financially to the spinoff. Accordingly, your continued refrain from examining the alternatives is highly suspect and open to challenge.

                  These concerns are heightened by the stiff-arm approach with which you have handled your stockholders in recent months. Eminence Capital has repeatedly made the same request that we do here. Similarly, earlier this week my colleague Norbert Lou communicated our request to your CFO, who indicated that your Chairman would be calling us to discuss the matter. This call has not been made. Rather, Daisytek announced yesterday that it would proceed with the spinoff. This dismissiveness toward your major shareholders only serves to reinforce the perception that your decisionmaking is driven more by conflicts of interest than by objective, studied consideration of the alternatives.

                  We sincerely hope that our anxieties are misplaced. It is easy for you to disprove them: You should immediately announce the commencement of professionally managed auction of Daisytek and postpone the spinoff until the results of the auction can be determined. This auction can be initiated without committing to sell the Company at any particular price, so there is no downside to exploring the sale alternative. As we intend to challenge the spinoff by legal action if necessary, kindly let us know by the close of business on Monday, June 12, what action you intend to take in this regard.

                  We would welcome the opportunity to meet with you as well as other substantial stockholders of Daisytek to discuss this subject. If I am unavailable when you call, please speak with my colleague Norbert Lou.

                                            Very truly yours,

                                            Mark D. Brodsky
                                            Portfolio Manager